Exhibit 99.1

HADERA PAPER LTD.

Industrial Zone, Hadera, Israel

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on November 3, 2008

Dear Shareholder,

        You are cordially invited to attend the Special General Meeting of the shareholders of Hadera Paper Ltd. (the “Company”) to be held at the registered office of the Company located at Industrial Zone, Hadera, Israel on November 3, 2008, at 09:30 a.m., (Israel time) (the “Meeting”). The agenda for the Meeting is as follows:

1.	To approve the Company entering into a lease agreement with Bayside Land Corporation Ltd., a company controlled by the Company’s indirect controlling shareholder.

        The foregoing item of business is more fully described in the Proxy Statement accompanying this notice.

        Only the shareholders of the Company of record at the close of business on October 7, 2008 will be entitled to notice of, and to vote at, the Meeting. Each shareholder of the Company is entitled to appoint a proxy to attend the Meeting and vote in his or her stead. A proxy will be effective only if received by the Company at least forty eight (48) hours prior to the time of the Meeting.

        Whether or not you plan to attend the Meeting, you are urged to promptly complete, date and sign the enclosed proxy, and mail it in the enclosed envelope which requires no postage if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Meeting and vote your shares in person.

By Order of the Board of Directors, Lea Katz Corporate Secretary

Hadera, Israel
October 15, 2008

HADERA PAPER LTD.
Industrial Zone, Hadera, Israel

PROXY STATEMENT

SPECIAL GENERAL MEETING OF SHAREHOLDERS

        This Proxy Statement is furnished to the holders of ordinary shares, par value NIS 0.01 per share (“Ordinary Shares”), in connection with the solicitation by the Board of Directors of Hadera paper Ltd. (the “Company”) of proxies to be voted at the Special General Meeting of the shareholders of the Company to be held on November 3, 2008 at 09:30 a.m. (Israel time), at the Company’s offices located at Industrial Zone, Hadera, Israel (the “Meeting”), and at any adjournments or postponements thereof. A copy of the Notice of the Special General Meeting of Shareholders accompanies this Proxy Statement. This Proxy Statement and the proxies solicited hereby are first being sent or delivered to the shareholders on or about October 15, 2008.

PROXIES; COUNTING OF VOTES

        Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. A form of proxy for use at the Meeting is attached. The completed proxy should be mailed in the pre-addressed envelope provided and received by the Company or its designated representative at least forty eight (48) hours before the Meeting. Upon the receipt of a properly executed proxy in the form enclosed herewith, the persons named as proxies therein will vote the Ordinary Shares of the Company covered thereby in accordance with the instructions of the shareholder executing such proxy.

        Shareholders may revoke the authority granted by their execution of proxies at any time before the exercise thereof by filing with the Company a written notice of revocation or a duly executed proxy bearing a later date, or by voting in person at the Meeting. Shareholders may vote shares directly held in their name in person at the Meeting. If a shareholder wants to vote in person at the Meeting shares held in street name, the shareholder must request a legal proxy from the broker, bank or other nominee that holds the shares, and must present such legal proxy at the Meeting, including a confirmation that such shares shall not be voted by the broker, bank or other nominee that holds the shares. Attendance at the Meeting will not, by itself, revoke a proxy.

        The Board of Directors does not know of any matter, other than that set forth herein, that is expected to be presented for consideration at the Meeting. However, if other matters properly come before the Meeting, the persons named in the accompanying proxy are authorized to vote on such matters using their discretion.

RECORD DATE; SOLICITATION OF PROXIES

        Only shareholders of the Company of record at the close of business on October 7, 2008 (the “Record Date”) will be entitled to vote at the Meeting and any adjournment thereof. Proxies will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefore, may solicit proxies by telephone, fax or other personal contact. Copies of solicitation materials will be furnished to banks, brokerage firms, nominees, fiduciaries and other custodians holding Ordinary Shares in their names for others to send proxy materials to and obtain proxies from the beneficial owners of such Ordinary Shares. The Company will bear the cost of soliciting proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

        To the extent you would like to state your position with respect to the proposal described in this Proxy Statement, in addition to any right you may have under applicable law, pursuant to regulations under the Israeli Companies Law – 1999 (the “Companies Law”), you may do so by delivery of a notice to the Company’s offices located at Industrial Zone, Hadera, Israel, no later than October 17, 2008. Our Board of Directors may respond to your notice no later than October 22, 2008.

        Following the Meeting, one or more shareholders holding, at the Record Date, Ordinary Shares, which represent at least five percent (5%) of the total voting rights of the Company, which are not held by controlling shareholders of the Company, may review the Proxy Cards submitted to the Company at the Company’s offices during business hours.

Quorum and Voting Requirements

        On October 2, 2008, the Company had 5,060,774 Ordinary Shares outstanding, each of which is entitled to one vote upon each of the matters to be presented at the Meeting.

        At the Meeting, each shareholder of record will be entitled to one vote for each Ordinary Share held by him or her in respect of each matter to be voted upon.

        Two or more shareholders, present in person or by proxy and holding or representing shares conferring in the aggregate at least 25% of the voting power of the Company, will constitute a quorum at the Meeting. Shares that are voted in person or by proxy “FOR” or “AGAINST” are treated as being present at the Meeting for purposes of establishing a quorum and are also treated as voted at the Meeting with respect to such matters. Abstentions and broker non-votes will be counted for purposes of determining the presence or absence of a quorum for the transaction of business, but such abstentions and broker non-votes will not be counted for purposes of determining the number of votes cast with respect to the particular proposal. If a quorum is not present within thirty minutes from the time appointed for the Meeting, the Meeting will be adjourned to the same day on the following week, at the same time and place, or to such day and at such time and place as the Chairman of the Meeting may determine.

This proxy statement and these proxy card shall be deemed to constitute voting deeds (Ktavei Hatzba’a) for the purpose of Regulation 3(c) of the Israel Companies Regulations (Alleviation for Public Companies whose shares are listed on a Stock Exchange Outside of Israel), 2000.

BENEFICIAL OWNERSHIP OF SECURITIES
BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following tables set forth certain information with respect to Ordinary Shares of the Company which, to the Company’s knowledge, were owned beneficially, as of October 2, 2008, by (i) all those persons who were the beneficial owners of more than 5% of such outstanding shares; (ii) all officers and directors of the Company as a group.

Name and Address of Principal Shareholders:	Amount Beneficially Owned*		Percent of Class Outstanding

Clal Industries and Investments Ltd. ("Clal")
3 Azrieli Center, the Triangle Tower, Tel Aviv, Israel	1,921,861	(1)	37.98	(1)

Discount Investments Corporation Ltd. ("DIC")
3 Azrieli Center, the Triangle Tower, Tel Aviv, Israel	1,085,761	(1)	21.45	(1)

Clal Insurance Enterprises Holdings Ltd.
37 Derech Menachem Begin, Tel-Aviv	284,315	(1)	5.62	(1)

Clal Finance Ltd.
37 Derech Menachem Begin, Tel-Aviv	31,123	(1)	0.62	(1)

Directors and Senior Managers

        As of October 2, 2008, the following directors and senior managers beneficially owned the number of Ordinary Shares set forth in the table below.

Directors:

Ari Bronshtein	**	**
Avi Fischer	**	**
Zvi Livnat	**	**
Amos Mar-Haim	**	**
Isaac Manor	**	**
Amir Makov	**	**
Roni Milo	**	**
Adi Rosenfeld	**	**
Avi Yehezkel	**	**
Atalya Arad	**	**
All officers and directors as a group	**	**

*	Beneficial ownership is calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

**	The officers and directors of the Company own, in the aggregate, less than 1% of the Company’s outstanding Ordinary Shares, except for, Avi Fischer, Isaac Manor and Zvi Livnat whose ownership is set forth in footnote (1) below.

1 Clal is a public company. To the best of the Company’s knowledge, as of October 2 2008, IDB Development Ltd. (“IDB Development”), a public company whose shares are listed for trading on the Tel-Aviv Stock Exchange (“TASE”) holds approximately 60.52% of Clal’s issued share capital. To the best of the Company’s knowledge, Clal Insurance Business Holdings Ltd. (“Clal Holdings”), a public company whose shares are listed for trading on TASE and which, as of October 2 2008, is controlled by IDB Development, holds 4.35% of Clal’s issued share capital. To the best of the Company’s knowledge, as set forth in this footnote below, Clal Holdings is an interested party in Clal by virtue of being controlled by IDB Development, the controlling shareholder of Clal. To the best of the Company’s knowledge, Epsilon Mutual Funds Management (1991) Ltd. (“Epsilon”) holds 0.23% of the issued share capital of Clal. To the best of the Company’s knowledge, Epsilon is an interested party in Clal by virtue of being a subsidiary of IDB Development, the controlling shareholder in Clal. Clal Finances Ltd. (“Clal Finances”) holds 0.62% of the issues share capital of Clal.

To the best of the Company’s knowledge, IDB Development Company Ltd. (“IDB Development”) is a public company whose shares are listed for trading on TASE the controlling shareholder therein is IDB Holdings Company Ltd. (“IDB Holdings”), which holds 85.41% of the share capital and 85.67% of the voting rights of IDB Development. To the best of the Company’s knowledge, IDB Holdings is a public company whose shares are listed for trading on TASE, as of October 2 2008, the controlling shareholders therein are as follows:

(a)	Ganden Holdings Ltd. (“Ganden Holdings”), a private company registered in Israel, which holds, directly and through Ganden Investments IDB Ltd. (“Ganden”), a private company registered in Israel that is wholly owned by it (indirectly), approximately 54.76% of the share capital and voting rights in IDB Holdings, as follows: Ganden holds approximately 37.73% of the share capital and voting rights in IDB Holding and Ganden Holdings directly holds 17% of the share capital and voting rights in IDB Holdings. In addition, Shelly Bergman (one of the controlling shareholders of Ganden Holdings) holds, through a wholly owned private company registered in Israel, approximately 4.23% of the share capital and voting rights in IDB Holdings and 0.74% of the share capital and voting rights in IDB Development.

(b)	Manor holdings B.A. Ltd. (“Manor Holdings”), a private company registered in Israel, holds, directly and through its subsidiary, Manor Holdings – IDB Ltd. (“Manor”), a private company registered in Israel, approximately 13.26% of the share capital and voting rights in IDB Holdings, as follows: Manor holds approximately 10.39% of the share capital and voting rights in IDB Holdings and Manor Holdings directly holds approximately 2.87% of the share capital and voting rights in IDB Holdings. In addition, Manor holds approximately 0.34% of the share capital and voting rights in IDB Development.

(c)	Avraham Livnat Ltd., a private company registered in Israel, holds directly and through Avraham Livnat Investments (2002) Ltd. (“Livnat”), a wholly owned private company registered in Israel, approximately 13.27% of the share capital and voting rights in IDB Holdings, as follows: Livnat holds 10.34% of the share capital and voting rights and Avraham Livnat directly holds approximately 2.93% of the share capital and voting rights in IDB Holdings.

To the best of the Company’s knowledge, Ganden, Manor and Livnat together hold, by virtue of the shareholders agreement between them in connection with their holdings and joint control of IDB Holdings, which is effective until May 2023 (the “IDB Shareholders Agreement”) approximately 51.70% of the issued share capital in IDB Holdings, as follows: [1] Ganden – approximately 31.02%; [2] Manor –approximately 10.34%; and [3] Livnat – approximately 10.34%.

The IDB Shareholders Agreement includes, inter alia, an arrangement for preliminary coordination of a uniform voting in shareholders meetings of IDB Holdings, exercise of voting power to obtain maximum representation for the nominees of Ganden, Manor and Livnat to the board of directors of IDB Holdings and the Company as well as representation in the board of directors of the major subsidiaries; establishing the identity of persons serving as chairman of the board of directors and his deputies in IDB Holdings and the major subsidiaries of IDB Holdings; maintaining confidentiality in connection with the business of IDB Holdings and its investee companies; restrictions as to transactions in the shares of IDB Holdings which constitute part of the controlling stake; establishing a right of first offer mechanism, the right to join in the sale or transfer of the shares of IDB Holdings and a right to Ganden to require Manor and Livnat to sell together with it the shares of the controlling stake to a third party under certain circumstances; a consent between Ganden, Manor and Livnat to act to the best of their ability, subject to the provisions of the law, to induce IDB Holdings to distribute to its shareholders, each year, at least half of the distributable annual profits, and to have each of the investee companies of IDB Holdings (including the Company) adopt a policy that strives to distribute as dividend to its shareholders, each year, at least half of the distributable annual profits, and all that, provided no material harm is caused to the cash flows or plans that may be approved and adopted from time to time by their boards of directors; the right of Ganden, Manor or Livnat to acquire Excess Shares of IDB Holdings, which are not part of the controlling stake subject to the obligation to offer the other parties to the shareholders agreement in IDB to acquire a portion thereof in accordance with the holdings ratio in IDB Holdings; an undertaking by Ganden, Manor and Livnat to avoid taking action or making an investment which can lead to the nullification or substantial deterioration in the terms of the approvals or regulatory permits given to Ganden, Manor and Livnat, to IDB Holdings or its investee companies.

It is clarified that the additional holdings in IDB Holdings as aforesaid, which are held by Ganden Holdings at a rate of 17%, by Ganden at a rate of 6.71%, by Manor Holdings at a rate of 2.86%, by Manor at a rate of 0.05%, by Avraham Livnat at a rate of 2.92% and by Shelly Bergman, through a wholly owned subsidiary, at a rate of 4.23%, are not included in the “controlling stake” as it is defined in the IDB Shareholders Agreement.

In addition, Clal Finances and mutual funds that are managed by a company controlled by Clal Finances, which is an indirect subsidiary of IDB Development, cumulatively hold 0.05% of the share capital and voting rights in IDB Holdings. In addition, as of October 2 2008, Clal Finances holds a negligible portion (approximately 0.00%) of the share capital and holding rights in IDB Development, and Clal Information Technologies Ltd, a wholly owned subsidiary of IDB Development, holds approximately 0.29% of the share capital of IDB Development.

Ganden Holdings is a private company, whose controlling shareholders are Nochi Dankner who holds, directly and through a company controlled by him, approximately 56.92% of the issued share capital and voting rights in Ganden Holdings, and Shelly Bergman who holds 12.55% of the issued share capital and voting rights in Ganden Holdings; these controlling shareholders are considered to jointly hold approximately 69.47% of the issued share capital and voting rights in Ganden Holdings, inter alia, by virtue of an agreement for cooperation and preliminary coordination between them. Nochi Dankner’s control in Ganden Holdings is also manifested by virtue of the agreement signed by all the shareholders in Ganden Holdings and pursuant to which, Nochi Dankner was granted, among others, veto rights in the board of directors and general meetings of Ganden Holdings and its subsidiaries. It should further be noted that Nochi Dankner serves as chairman of the board of directors of IDB Holdings and IDB Development and as chief business manager of IDB Holdings.

Successful Investment Ltd. (“Successful Investment”), a company that is wholly owned by Mr. Zur Dabush, holds approximately 1.69% of the issued share capital and voting rights in Ganden Holdings; for the sake of caution and given Zur Dabush’s obligation towards Nochi Dankner, to vote, by virtue of Zur Dabush’s entire shareholding in Ganden Holdings, together with Nochi Dankner, in accordance with the voting of and following the instructions of Nochi Dankner, Successful Investment and Zur Dabush may, as long as the above obligation stands, be considered to hold together with Nochi Dankner means of control in Ganden Holdings and therefore, may also be considered as controlling shareholders in Ganden Holdings.

Additional material shareholders of Ganden Holdings, which are corporations, are as follows: Nolai B.V. (a private company indirectly held by The L.S. Settlement, which is held in trust by a Gibraltar-based law firm, and whose beneficiaries are the children and offspring of Mrs. Ana Shimel, including Yaacov Shimel) holds 9.99% of the share capital and voting rights in Ganden Holdings. Avi Fisher, himself and through Noga M.G.A. Investments Ltd, a company in his and his wife’s control, holds, directly and indirectly, approximately 9.23% of the share capital and voting rights in Ganden Holdings.

Manor is a company controlled by Yizhak Manor and his wife Ruth Manor. Yizhak Manor and Ruth Manor and their four children, Dori Manor, Tamar Manor-Morel, Michal Topaz and Sharon Vishniya, hold all the shares of Manor through two private companies – Manor Holdings and Euro Man Automotive Ltd. (“Euroman”), according to the following specification: Ruth and Yizhak Manor hold all the shares of Manor Holdings, which holds 60% of the shares of Manor; in addition, Ruth and Yizhak Manor and their aforementioned children hold all the shares of Euro Man, which holds 40% of the shares of Manor’s shares, as follows: Ruth Manor and Yizhak Manor each hold 10% of the shares of Euro Man; Dori Manor, Tamar Manor-Morel, Michal Topaz and Sharon Vishniya – each hold 20% of the shares of Euro Man. Furthermore, Yizhak Manor serves as Deputy Chairman of the Board of Directors of IDB Holdings and as director of IDB Development, and Dori Manor serves as director of IDB Holdings and of IDB Development.

Avraham Livnat Ltd. is a company controlled by Avraham Livnat, which is wholly owned by Avraham Livnat and his three sons, Zeev Livnat, Zvi Livnat and Shay Livnat, as follows: Avaraham Livnat holds 75% of the voting rights in Avraham Livnat Ltd. and Zvi Livnat holds 25% of the voting rights in Avraham Livnat Ltd., and Zeev Livnat, Zvi Livnat and Shay Livnat, each hold 33.3% in the share capital of Avraham Livnat Ltd. Furthermore, Zvi Livnat serves as director and as deputy CEO in IDB Holdings and deputy chairman of the board of directors of IDB Development, and Shay Livnat serves as director in IDB Development.

DIC is a public company. To the best of the Company’s knowledge, IDB Development holds 73.86% of the share capital and voting rights in DIC. In addition, as of October 2 2008, Clal Holdings holds 2.29% of the share capital and voting rights in DIC, Shelly Bergman holds 0.01% of the share capital and voting rights in DIC and Clal Finances Ltd. holds 0.23% of the share capital and voting rights in DIC

Clal and DIC are considered joint controlling shareholders in the Company by virtue of their holdings in the Company and a voting agreement between them. As of this reporting date, Clal holds 37.98% of the issued share capital and voting rights in the Company (35.95% on a fully diluted basis) and DIC holds 21.45% of the issued share capital and voting rights in the Company (20.31% on a fully diluted basis).

Pursuant to the shareholders agreement between Clal and DIC, they will cooperate by voting to appoint an equal number of directors of the Company for each party, whereas if there is a significant difference in the shareholding ratio of the parties the number of directors shall be determined in negotiations between the parties in order to provide adequate representations for each party in accordance with their respective shareholding ratios. The shareholders agreement further stipulates that Clal and DIC will cooperate with respect to the appointment of delegates to central committees of the board of directors of the Company and with respect to the approval of dividend distribution. In addition, to the best of the Company’s knowledge, said agreement also includes an undertaking by the parties thereto to grant a first right of refusal to any of the parties in the event that shares are sold by the other party (except in the case of immaterial sales on the TASE).

PROPOSAL No. 1
APPROVAL OF ENTERING INTO LEASE AGREEMENT

        On August 12, 2008, and September 22, 2008, the Company announced its intention to enter into a lease agreement (the “Agreement”) with Bayside Land Corporation Ltd. (the “Lessor”), a company listed on TASE and controlled by the Company’s indirect controlling shareholder. On September 25, 2008, the Company’s Audit Committee and Board of Directors approved the transaction. At the Special General Meeting of Shareholders of the Company to be held on November 3, 2008, the shareholders of the Company will be asked to approve the Agreement.

        Pursuant to the Agreement, the Company will lease property in Modi’in comprising a total area of 74,500,000 square meters (18.4 acres), and buildings to be built by the Lessor for the Company with a total area of 21,300 square meters (collectively, the “Leased Property”).

        The Leased Property will serve as a center for logistic purposes, manufacture and offices for subsidiaries and associated companies of the Company and will partially replace existing lease agreements.

        The Company will take possession of the Leased Property approximately 21 months subsequent to the date on which all the necessary building permits are obtained, including the Israel Land Administration permit for leasing the property to the Company (subject to changes as detailed in the Agreement).

        The term of the lease will be 15 years from the date on which the Company receives possession of the Leased Property. The Company has an option to extend the lease by an additional 9 years and 11 months (the “Option”), by giving written notice to the Lessor of the Company’s intention to exercise its Option, such notice to be given no later than 9 months from the end of the lease period and subject to the fulfillment of the Company’s entire obligations under the Agreement.

        Notwithstanding the above, the Company may terminate the lease after 10 years have elapsed from the date on which the Company received possession of the Leased Property, by providing advance written notice of 180 days, prior to the lapse of such ten year term.

        The Lessor shall build the Leased Property according to blueprints agreed upon between the parties. The Company will be entitled to request that the Lessor make changes and/or perform additional work beyond that which is specified in the blueprints. In the event that the Lessor has agreed to make such changes and/or additions the Company shall pay the Lessor the amount that constitutes the cost of performing such additions and changes, by way of raising the monthly rental fee based on an annual return of 10% provided the changes and additions will amount to NIS 4 million. In respect of changes and additions that amount to more than NIS 4 million the increase in the monthly rental fee shall be calculated on the basis of an annual return of 12%. “The cost of making additions and changes” means the actual cost of the work plus overhead expenses in respect of the Lessor’s management and oversight in performing these changes and additions at a rate of 4% of the cost. In the event such changes and/or additions are performed there may be some delay in the delivery of the Leased Property.

        Pursuant to the Agreement, the Company may request in writing that the Lessor perform additional construction work and/or build additional buildings on its behalf, comprising a total area of up to 13,000,000 square meter (3.21 acres) (the “Additional Construction”). The monthly rental fees will be increased for the Additional Construction according to the all inclusive investment cost in building the Additional Construction based on an annual return of 10%. Notwithstanding the provision allowing the Company to terminate the Agreement after 10 years, should the Company request that the Lessor perform such Additional Construction, the term of the lease shall not terminate earlier than ten years from the date of completion of the Additional Construction and the Company shall not be entitled to utilize the exit right and to notify the Lessor of its intention to terminate the Agreement after the lapse of ten years from the date on which the Company received possession of the Leased Property.

        In any case, it is agreed that the total term of the lease shall not exceed 24 years and 11 months.

        Soon after the Lessor has received the Company’s request to perform the Additional Construction, the parties shall agree as to the components of the cost of construction based on which the return will be calculated. “The overall cost of investment” means any amount expended and/or that will be expended by the Lessor in connection with the Additional Construction (including management fees to the Lessor at the rate of 4% of the cost of constructing the building). The Additional construction shall constitute part of the Leased Property for all intents and purposes.

        The rental fees shall be paid on a monthly basis in the amount of NIS 1,135,000 (approximately $324,007) per month, linked to the Consumer Price Index (CPI) of July 2008, as detailed in the Agreement and with the addition of VAT, as prescribed by law. Upon the lapse of the initial ten years of the term of the lease (provided that the Agreement was not terminated prior to that date, as provided above), the monthly rental fees shall be increased by 3% of the monthly rental fees in the last month prior to the lapse of the initial ten-year term of the lease. Furthermore, in the event that the Company exercises the Option, the monthly rental fees will be increased by 5% of the monthly rental fees in the last month prior to the commencement of the Option period

        The amount of rental fees and payments (such as they may be) as specified above is determined in negotiations between the parties, considering other alternatives examined by the Company. In addition, prior to the approval of the transaction by the Audit Committee and the Board of Directors of the Company, the Audit Committee and Board of Directors were presented with the opinion of a real estate appraiser concerning the proper rental fee estimate for the Leased Property (the “Opinion”). The Opinion stipulates that it would be reasonable to estimate the proper rental fee for the Leased Property in its future state, when it is completed and ready for use, fully adapted to the Company’s requirements, at approximately NIS 1,100,000 per month, excluding VAT. The opinion further states that during negotiations between Lessor and lessee there may be a deviation of up to 10% in absolute terms in the rental fees specified above during acceptable negotiations. The translation of the complete version of the Opinion is enclosed as Appendix A to this Proxy Statement.

        Under the Agreement, if for any reason, which is not within the Lessor’s responsibility, a building permit is not issued for the Leased Property within a period of 8 months from the date of signing the Agreement, the Company shall be entitled to terminate the Agreement at any time beginning 8 months after the date of signing the Agreement, by written notice to be delivered to the Lessor 60 days in advance. Such termination will not be considered a breach of contract by the Lessor, provided that the Lessor has acted reasonably and in good faith to obtain a building permit. In addition, if during the notice period a building permit is obtained the notice shall be deemed to be void. In addition, if 18 months have elapsed from the date of signing the Agreement, and the building permit has not been received, although the Lessor has reasonably acted to obtain it, and the Agreement has not been terminated by the Company, the Lessor shall be entitled to terminate the Agreement by a 60-day prior notice. Such termination will not be considered a breach of contract by the Lessor.

        In the event of a material breach of the Agreement, the Lessor shall be entitled in addition to any other remedy, to terminate the Agreement immediately and evict the Company from the Leased Property. In such an event, the Company undertakes to vacate the Leased Property within 60 days from the date of the notice to vacate the Leased Property. The Agreement stipulates that the violation of certain provisions in the Agreement will be considered a material breach of the Agreement, including payment arrears, as stipulated in the Agreement, failure to fulfill the provisions concerning the use and maintenance of the Leased property, etc. In addition, the Lessor or the Company, as the case may be, shall be entitled to terminate the Agreement if a decision is made (the “Decision”) to dissolve the other party, or to appoint a temporary or permanent liquidator or receiver, or if an order for receivership is issued against the other party, or if an attachment order is issued against its assets and the Decision has not been reversed within 60 (sixty) days from the date of its issuance.

        Without derogating from the Company’s obligations under the agreement, to ensure the Company’s obligations are met in accordance with the Agreement, the subsidiaries and associated companies of the Company, which will rent parts of the Leased Property under a sub-lease, will guarantee such obligations in accordance with their pro-rata share of the Leased Property and for the entire duration of the Agreement. As of the reporting date, the subsidiaries and associated companies of the Company that are expected to make use of the Leased Property are: Graffiti Office Supplies and Paper Marketing Ltd. and Amnir Recycling Industries Ltd., both of which are companies that are wholly owned by the Company and by Mondi Hadera Paper Ltd., a company in which the Company holds a 49.9% interest.

        The Agreement is contingent upon obtaining the relevant approvals of the Company and the Lessor to the transaction within and no later than 90 days of the signing of the Agreement.

        The transaction is subject to the receipt of the approval of the Company’s shareholders at the Special General Meeting of the Company’s shareholders to be held on November 3, 2008.

Personal Interest

        To the best of the Company’s knowledge, as of October 6 2008, DIC holds approximately 75% of the issued share capital of Property and Building Ltd. which to the best of the Company’s knowledge holds, as of October 6 2008, approximately 69% of the issued share capital of the Lessor. Thus, DIC may be considered to have a personal interest in the approval of the transaction. In addition, due to the shareholders agreement between Clal and DIC as described above Clal may also be considered to have a personal interest in the approval of the transaction.

        The Directors Zvi Livnat, Yizhak Manor, Avraham Fisher and Adi Rosenfeld were not present at the discussion and the vote on the approval of the transaction, since they may be considered to have a personal interest in the approval of the transaction by virtue of the fact that they are interested parties in DIC and/or Clal and/or in controlling shareholders therein, directly or indirectly.

        Mr. Zvi Livnat is the Chairman of the Board of Directors of the Company. Mr. Zvi Livnat and members of his family hold, through Avraham Livnat Ltd. directly and indirectly approximately 13.27% of the share capital of IDB Holdings, the indirect controlling shareholder in the Company. In addition, Mr. Zvi Livnat serves as a joint CEO of Clal and as a director of DIC. Mr. Zvi Livnat also serves as a deputy chairman of the board of directors of IDB Development and as deputy chairman of IDB Holdings.

        Mr. Avraham Fisher is a Director of the Company. Mr. Avraham Fisher holds, directly and through a company controlled by him and his wife, approximately 9.23% of the share capital and voting rights in Ganden Holdings, which holds 54.74% of the share capital of IDB Holdings, an indirect controlling shareholder of the Company. In addition, Mr. Avraham Fisher serves as a Director and a joint CEO of Clal and as a director of DIC and serves also as deputy chairman of the board of directors of IDB Development, as deputy Chief Business Manager of IDB Holdings, as deputy chairman of the board of directors of Ganden Holdings and other companies in the Ganden Group, as joint chairman of the board of directors of Ganden Tourism and Aviation Ltd. and as director of Ganden Tourism Holdings Ltd.

        Mr. Yizhak Manor is a Director of the Company. Mr. Yizhak Manor is the controlling shareholder, together with his wife Ruth Manor, of Manor Holdings B.A. Ltd, which holds 13.26% of the share capital of IDB Holdings, an indirect controlling shareholder of the Company. In addition, Mr. Yizhak Manor is a director of IDB Holdings, Clal and DIC. Mr. Yizhak Manor serves as deputy chairman of the board of directors of IDB Holdings and is a director of IDB Development.

        Mr. Adiel Rosenfeld is a Director of the Company. In addition, Mr. Adiel Rosenfeld is a director of Clal and DIC.

        The affirmative vote of at least the majority of the voting power represented at the Meeting in person or by proxy is necessary for approval of this resolution, provided that such a majority includes (i) at least a third of the total votes of shareholders, who have no personal interest in the approval of the Agreement, present at the Meeting in person or by proxy (votes abstaining shall not be taken into account in counting the above-referenced shareholder votes); or (ii) the total number of Ordinary Shares of the shareholders mentioned in clause (i) above that are voted against such proposal does not exceed one percent (1%) of the total voting rights in the Company.

        It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the Company entering into a lease agreement with Bayside Land Corporation Ltd, according to the terms set forth in the Proxy Statement be, and hereby is, approved.”

The Board of Directors recommends that the shareholders approve such resolution.

OTHER MATTERS

        The Board of Directors knows of no matters that are to be brought before the Meeting other than as set forth in the Notice of the Special General Meeting. If any other matter properly comes before the meeting, the persons named in the enclosed form of proxy are authorized to vote on such matter using their discretion.

By Order of the Board of Directors LEA KATZ Corporate Secretary

Hadera, Israel
October 15, 2008

Appendix A

Israel Jacob - Yehezkel Nahum
Appraisal of Real Estate Office

Opinion concerning: Estimate of appropriate rent for planned logistics center Block 5897, Parcel 21 Plot number 20 according to Urban Plan MD/21 Modi'in Employment Zone

September 22, 2008
Our ref: 7300.08.08

To:
Hadera Paper Ltd.

Re: Estimate of appropriate rental for planned logistics center
Block 5897, Parcel 21
Plot no. 20 according to Urban Plan MD/21, Modi'in Employment Zone

We were asked to present a professional opinion on the aforementioned subject. A site visit took place, a price review was conducted, and our opinion appears below:

Purpose of the opinion:

To estimate the appropriate rental for the aforesaid property, which is leased voluntarily on the open market (the amount that can be obtained in a bona-fide transaction between a voluntary lessee and a voluntary lessor operating sensibly), assuming that the logistics center is built and fit for use.

Validity of the opinion: The date on which the opinion was prepared.

Date of site visit: August 5, 2008, by Yehezkel Nachum, Real Estate Appraiser

Details of the property:

Block	:	5897

Parcel	:	21

Plot	:	Number 20 acc. to Urban Plan MD/21

Registered area in m2	:	74,532 m2

Built area planned	:	21,230 m2 gross

Legal rights	:	Leasehold from Israel Lands Administration

Location	:	Modi'in Employment Zone

Opinion commissioned by: Hadera Paper Ltd.

The opinion was commissioned by Ms. Lea Katz, the company’s legal advisor.

Opinion commissioned on: August 3, 2008

Opinion prepared by: Yehezkel Nahum and Israel Jacob

Qualifications of the preparers of the opinion:

Yehezkel Nahum

–	In 1996 I obtained a BA with distinction from the Faculty of Social Sciences, Bar Ilan University combined major Economics and Social Sciences.

–	In 1998 I completed a diploma in Real Estate Management and Appraisal at the Faculty of Social Sciences, Tel Aviv University.

–	In 1999 I qualified as a real-estate appraiser, pursuant to the Real Estate Appraisers' Law, 5728-1962, license no. 0761.

Israel Jacob

–	In 1996, I completed a BA in Geography at the Faculty of Humanities, Tel Aviv University.

–	In 1998 I completed a diploma in Real Estate Management and Appraisal at the Faculty of Social Sciences, Tel Aviv University.

–	In 2000, I qualified as a real-estate appraiser, pursuant to the Real Estate Appraisers' Law, 5728-1962, license no. 0862.

Consent of the opinion creator to publish the opinion :

We hereby give our consent to include this opinion in the publication of the company’s immediate reports. We wish to note that we have not been convicted of any offense listed in Section 22(A) of the Companies Law, 5759-1999, or of any offense under the Securities Law, 5729-1968.

Restrictions on the use of the opinion:

This appraisal has been prepared for the purpose detailed in the paragraph – “Purpose of the Opinion”, noted above, and for the client’s use only. The opinion shall not be used for any other purpose, including for the purpose of pledging the asset to a bank and/or to any other entity and is shall not be presented in court.

Note of indemnity:

The undersigned received a note of indemnity from the client.

Comments regarding the fee:

The fee is a fixed amount without any conditions regarding the opinion.

Dependency:

We occasionally provide real estate appraisals on various subjects to the entity that commissioned the opinion and to its associate companies. However, no dependence has been created as a result between our office and the client and/or its associate companies.

1.	Description of the environment and the property:

The subject of the opinion is a planned project for setting up a logistics center including storage and offices on a 74,532 m2 site with a built area of 21,320 m2 gross, located in Modi’in’s employment zone.

The land on which the project is to be erected is known as Block no. 5897, Parcel 21, that constitutes Plot no. 20 according to Urban Plan MD/21.

Modi’in’s planned employment zone is located north-west of the town Modi’in in a vacant, uninhabited area close to the Ben Shemen forest. Access to the area is on route 443 from Jerusalem, which later joins Highway no. 1 and Highway no. 6, northbound, as well as from Modi’in along a road that connects with the park.

In future, a road will be paved connecting Highway no. 1 and Route 446 with an access road to the industrial park. Furthermore, two more railway stations are planned for Modi’in, and the station closest to the industrial zone will be the Paatey Modi’in station.

The following map shows the location of the property (in the red circle):

The Modi’in employment zone is designated for non-polluting employment activity. It is planned for a total area of 4,720K m2, where 1,350K m2net are designated for industry, commerce, a gas station, public transport center and more.

The area is served by a connecting road to Modi’in the town and Highway no. 443 (Ben Shemen – Modi’in road).

At the date of the site visit, two projects have already been completed and are occupied (Ligad Center) and the rest of the site is currently undergoing development which includes, among other things, the preparation of internal access roads, roads and infrastructure alongside several building starts.

The site slated for the project that is the subject of this opinion, is an irregular trapeze shape. To the south it is delineated by the route planned as Emek Haelah Road, and its north-western boundary will be an internal road. The land slopes down from north to south, with the difference in elevation ranging from 23 – 26 meters.

The following shows the location of the site on an aerial photograph:

Subject of the opinion	Highway no. 443

The site, which has a registered area of 74,532 m2, is to be divided into an eastern plot with an overall area of 59,856 m2 on which buildings will occupy 18,300 m2, and south-western plot on an area of 14,676 m2.

The south-western plot will remain empty and vacant, with an option for future expansion, and a project slated to consist of two areas is planned for the eastern plot:

The south-eastern area is designated for use by Graffiti and Mondi. The northern area is designated for use by Amnir.

Following is the balance of the planned, built areas (from the building characterization for a joint logistics center for Mondi, Graffiti and Amnir, that was prepared by Joram Rosenstock & Associates, Consulting Engineers Ltd., revised at January 13, 2008):

Compound	Function	Area m2	Gross height (m.)

Graffiti Mondi	Distribution center	11,500	14
(South-east area):	Offices in gallery	2,500	3.5
	Factory outlet	150	6

Amnir	Production & operations	6,600	7-9
(northern area)	Operations offices ground floor	400	3.5
	Offices first floor	150	3.5
	Guard's booth	20

Total		21,320

The total area covered by the building, planned for the ground floor is approximately 18,300 m2 built. This land cover signifies a relative land area of 45.75K m2 1 (according to the area covered by buildings of 40% specified in the Urban Plan drawings).

The rest of the site, on an area of 28.78K m2 is empty and designated for use for open storage and for the future expansion of the compounds.

[1]	18,300 = 45,750 sq.m relative land area, 40% land cover

Following is a diagram of the planned positioning of the buildings:

Amnir (northern compound) Vacant plot to be developed for storage (south-west compound)	Graffiti Mondi (south-east compound)

The buildings are to be built fully finished, including according to the following specifications:

Storage and operations buildings:

Prefabricated, central storage building set on a 2-m. high concrete wall;

Heavy-duty floor, smoothed with power trowel / suitable for use of forklifts;

Loading and unloading ramps; electrical rolling doors;

Automatic fire-suppression (sprinkler) system;

Computer and communications system;

Weighbridge at entrance to Amnir compound, set into the ground.

Office area:

Air conditioning, acoustic ceiling;

Area to be divided using drywall construction;

Granite-porcelain floor tiles, 45 x 45 or laminated parquet;

2 telephone outlets, 2 communications points and 5 electrical sockets at each work station;

Electricity system, lighting system, telecommunications utilities and computer communications infrastructure.

Yard:

The open yards in the northern compound and the south-east compound are asphalted, enclosed with a fence and marked with perimeter lighting. The south-west plot is paved as far as a defined sub-base course with perimeter lighting.

To avoid all doubt, it should be emphasized that this is a preliminary design only. No buildings have been erected as yet.

2.	Rights to the property (for information purposes only)

2.1	In accordance with the information in the printout[2] from the Rights Register, from August 6, 2008, the ownership rights in Block 5897, Parcel 21, with a registered area of 74,532 m2, are registered in the name of the State of Israel.

Two warning comments appear concerning an antiquities site.

2.2	The undersigned were given information to the effect that on December 10, 2007, Bayside Land Corporation Ltd. acquired the discounted leasehold rights in the parcel (Plot no. 20, according to Urban Plan MD/21) from Cellcom (the discounted leasehold contract was signed on May 7, 2006).

2.3	A draft copy of the rental agreement between Bayside Land Corporation Ltd. (“the Company”) on the one hand, and Hadera Paper Ltd. (“the Lessee”), on the other, was presented, whereby the following details emerge:

The plot – plot no. 20 according to Detailed Plan MD/21 and Detailed Plan MD/21/1, known as Block no. 5897, Parcel no. 21 (in its entirety) on an area of 74,532 m2 in Modi’in.

The buildings – buildings that the Company will build on the plot, for the Lessee, with an overall built area of 21,300 m2, including galleries as specified in the technical program.

The plot and the buildings shall henceforth together be known as “the Rented Premises”.

Finishing works – the Company shall perform finishing works in the Rented Premises in accordance with the specification.

Date of handing over possession – 21 months from receipt of all the building permits and obtaining permission from the Israel Lands Administration (hereinafter – “date of taking possession”).

Should the project schedule be delayed, the Lessee may cancel the contract, under certain conditions.

Lease period – 15 years from the date of taking possession.

Ten years after the date of taking possession, the Lessee may cancel the agreement by giving advance notice.

[2]	This printout is not an approved land registration or official copy, as referred to in the Lands Law, 5729-1969, and subsequent regulations and procedures.

If the contract is not cancelled after the first ten years, the rent will be increased by 3% (three percent).

The Lessee has an option to extend the lease for a further 9 years and 11 months.

Purpose of the lease

The lease is to be used for storage, the cutting and distribution of paper, office equipment and related products, compressing, sorting and storage of waste paper, and any other activity that is in accordance with the Urban Plan and under any law. The Lessee may sub-let the rented premises or part thereof to a third party under certain conditions.

The monthly rent – NIS 1,135,000, excluding VAT (not final), linked to the Consumer Price Index. During the option to extend the lease, the rent shall increase by a further 5%.

In the event of additions and changes, the rent shall be increased as follows:

The Lessee shall pay the Company the amount that constitutes the cost of making the additions and changes as defined below, by way of an increase in the monthly rent based on an annual yield of 10%, and provided that the changes and additions are up to NIS 4 million, of which up to half a million shekels are required in respect of the upgrading of items compared with the specification agreed upon regarding those items. In respect of changes and additions in an amount in excess of NIS 4 million, the increase in monthly rental will be calculated based on an annual yield of 12%.

Additional building

The Lessee has the right to ask the Company to build additional structures for it, on an area of up to 13,000 m2 (“the Additional Building”).

The monthly rent for the Additional Building shall be based on a yield transaction to be calculated based on the cost of building the Additional Building only (excluding the land component), where the rate of return shall be calculated at an annual rate of 10%.

Should the Lessee exercise its right to request the Additional Building, the rental period for the entire property shall then be at least 10 years from the date on which the Additional Building is completed.

3.	The design background (for information purposes only)

3.1	In accordance with the detailed outline plan MD/21 that was published for validation in Official Gazette no. 4775 on June 29, 1999, the aforementioned Plot no. 20 was classified under zoning as a “Class 1 industrial area”[3] (special plot).

Special purposes on Plot 20:

A logistics management center, characterized by national branches with a representative component such as import and export functions. If this plot has not been allocated for the purposes noted above within 5 years of the plans being approved, only purposes such as office space, management centers, software houses, emission-free industrial incubator, photocopying and blueprint companies, professional colleges, printing presses, graphics machines, engineering firms, and other uses will be permitted, provided that they comply with the environmental instructions listed in the plan.

Building rights (excluding parking):

	Main area in m2	Service area in m2

Above +0.00	85%	15%
		20% for parking only
Below +0.00	5%	40%
		80% for parking only
Total	90%	155%

The design for Plot no. 20 will be determined after the program has been approved in line with the special purposes described above. The building permits will be issued after the building and site development plan has been approved by the Local Planning Committee, in conjunction with the plan developer. The Local Planning Committee may prescribe building rights at a lesser rate than those defined above and determine the area to be covered by buildings accordingly.

Covered area:	Up to 40% of the plot area. Subject to meeting special conditions specified in Note 3, par. 2.2 G, buildings with low shadow and relatively high land cover will be permitted.

Maximum height:	Up to 14.5 from the level of the sidewalk.

On Plot no. 20, the buildings will be entirely clad with natural, square cut stone.

The industrial compounds in the plan are divided into three secondary areas, constituting execution phases. Conditions for the issuing of building permits have been set for each phase.

[3]	In general, the environmental restrictions for a Class 1 industrial zone are more stringent and the environmental restrictions for a Class 3 industrial zone are more lenient.

The general conditions for obtaining a building permit include:

Commencing the development of access roads for that particular area.

Commencing actual construction of a Nesher sewage treatment plant (Matash Nesher).

Submitting a landscaping plan for the plot that includes the marking of existing trees, bushes and other natural values if such exist. At least 35% of the plot will be planted without the use of waterproofing materials. Each application for a permit shall be accompanied by a plan to illuminate the buildings and/or the landscaping.

Parking

In accordance with the recommended parking standard in the Modi’in outline plan, MD/2020. On Plot 20, the upper parking area will be limited to 50% of the area that remains between the maximum area covered by buildings and the building lines.

Landscaping instructions for building plots –

Preservation of the natural landscape

Preparation of a clean wall and construction of retaining walls.

Differences in elevation within the plots will be supported by retaining walls. The maximum gradient of the land shall be no more than 1:2.5.

3.2	Pursuant to Urban Plan no. MD/21/1, which was published for validation in the Official Gazette no. 5019 on September 17, 2001, the aforementioned parcel is classified as a "Class 2 industrial area".

The purposes of the plan include:

Changing the phasing of erecting the industrial compounds without changing the overall scope of the stages and the principles of transition from one stage to the next, and the permitting of additional parking areas for the buildings.

Instructions:

The Local Planning Committee has the authority to authorize the addition of a basement for the parking garage as a service area for parking only, on an area of up to 40% of the rights designated for parking beneath +0.00.

Regarding the retaining walls, the maximum gradient shall be no more than 1:3.

4.	The valuation method

To estimate the appropriate rent on the open market, this opinion used the comparative approach, as defined below:

The market value (comparative) approach – the sum that can be obtained from the sale and/or rent of the property in a bona fide transaction between a voluntary buyer/lessee and a voluntary seller/lessor, who operate sensibly.

This approach is based on a market value estimate, based on transactions that have taken place in properties with characteristics similar to those of the property that is the subject of the appraisal (characteristics such as: location, area, use, design information, year of construction, rights in the property, date of the transaction, comparative data, and the like). In this approach, the comparative data for the immediate environment and areas with similar characteristics are analyzed, making use of correlation coefficients for the property that is the subject of the opinion.

This approach can be applied particularly where, at the effective date of the opinion, information is available on transactions that have actually taken place or where several properties are up for sale.

It is worth noting that when using this method of valuation to appraise the property that is the subject of the opinion, two special characteristics may influence the valuation:

First – the proposed building is custom designed for the needs of the renting companies, Amnir and Graffiti Mondi, to full finish standard. From the lessor’s perspective, this entails a certain risk, as the property is designed in detail to meet the requirements of a specific customer rather than a universal structure that may be suitable for a broad range of tenants.

It is therefore reasonable to expect that the lessor will demand a certain premium in respect of the risk entailed in constructing a purpose-built structure.

Second – the information that this is relatively large site of 74.5K m2, with plans for 23,000 m2 of built area. From the size perspective – from the lessee’s perspective, there is a distinct advantage and a distinct disadvantage.

The disadvantage – it is difficult to find a site of this size in the center of the country with good access to the national road system and an option for customized design.

The advantage – in negotiating with the owners of the rights to a property of this kind, there is an advantage in being a single lessee with a sound economic base offering a long-term rental of 10 years or more.

In estimating the rent, we took into account that this advantage and disadvantage neutralize one another.

5.	Factors and considerations in estimating the appropriate rent:

In estimating the appropriate rent for the aforementioned property, the following factors and considerations, among others, were taken into account:

5.1	The location of the property in Modi'in's employment zone, with good access to the Jerusalem-Tel Aviv highway and Highway no. 6 (Trans-Israel Highway).

5.2	The information that the employment and industrial zone is at an advanced stage of development and infrastructure.

5.3	The site of the subject of the appraisal, its shape, dimensions and topography, and land surface.

5.4	Classification of the land for industrial purposes, the building instructions and rights, permitted uses.

In estimating the rent, it was assumed that there will be no impediment to issuing a building permit for the scope of the required building and requested uses.

5.5	The following points were taken into account: scope of the planned project, standard of finish and characterization of the required building. It is worth noting that the building is planned, in part, to meet the specific needs of Amnir and Graffiti Mondi, and to be fully finished.

5.6	In estimating the appropriate rent, we took into account that in addition to the built areas, there is also vacant, available land that can be used for open storage in the immediate term, and in the distant future may serve as a reserve for extending the buildings. This area may be handed over as developed, including asphalt / sub-base course, fencing and lighting.

5.7	The estimated appropriate rent is for a property which in future will include a finished building, ready for use.

5.8	The price of similar properties relevant at the effective date, making the necessary adjustments and the state of the real-estate market, correct at the time of writing this opinion.

6.	Relevant comparative data :

The rent for storage space, offices, and logistics compounds in similar employment zones:

Location	Nature	Asking price	Comments
Modi'in Employment Zone (Plot 38)	A plot 26,000 m2 in size (Plot 38), planned as a two-storey logistics center. The interior height of the lower level is 5-8.6 m., interior height of the upper level is 5-12.5 m. Requested rent is NIS 40 / m2 / month at a basic standard of finish.		Marketing by Yair Levy Strategy
Lev Haaretz Industrial Zone, close to Kessem Junction	Negotiations are underway to rent a vacant plot for storage purposes, including development of the yard (asphalt, fencing and lighting) for NIS 12 / m2 / month for the land.		Market information
	Asking price for logistics compounds with storage 9 m. Market information high is NIS 42 / m2 / month.		Market information
Hevel Modi'in Employment Zone (Plot 30)	A plot 25,000 m2 in size (the plot is marked in Urban Plan MD/21 as a hilltop plot, noting that it ha a 35% land coverage limit and that it may not be used for storage or logistics purposes, excluding outside storage of up to 10% of the gross area of the plot). An agreement in principle was signed with Office Depo whereby 13,000 m2 would be built on the plot (subject to the building instructions, 8,750 m2 would be built on the ground floor and the rest on the upper floor) to include a storage center, as well offices for Office Depot's management, in return for monthly rent of NIS 35 / m2.		An immediate report prepared for the Securities Authority by Mega Or Holdings Ltd. – Sept. 10, 08.
Shoham	Office in commercial center	$17 / m2 (NIS 60 / m2)	Remax Adir-Ram 0526455574 5/2008
Modi'in Employment Center – Ligad Center	1 m2 office in Ligad Center	NIS 60 / m2	Market information 5/2008
Modi'in – 43 Yigal Allon St.	100 m2 offices, fully finished	NIS 6,600 (NIS 66 / m2)	Rami – private 0546995789 5/2008
Modi'in Industrial Zone	4 m. high storage facility, 2,000 m2	NIS 35 / m2	Ayalon Properties 0523804929 5/2008

Location	Nature	Asking price	Comments
Modi'in Industrial Zone (next to ISPRO Center)	Industrial / workshop building, 1K m2, ground floor 400 m2, gallery 100, basement 200 under construction	NIS 44 / m2 at basic standard of finish	Daniel – private 0547770400 8/2008
Modi'in Industrial Center	Rental of 1 m2 of storage space in new buildings	NIS 30-40 / m2	Tower Land 0505296550 Benny 8/2008
Adjacent to Airport City	2,000 m2 (before construction) 1,600 m2 storage, 400 m2 offices (7 m. high)	NIS 40 / m2 storage NIS 60 / m2 offices	Or B Marketing Orit 0545554914 5/2008
Modi'in Industrial Area (next to ISPRO Center)	1,800 m2 before construction (900 m2 8 m. high, 900 m2 4 m. high)	NIS 40 / m2 If entire building is taken, price will be flexible
Ligad Center	1 m2 office space for purchase, envelope finished	NIS 5,040 / m2	Ligad Center Management Doron 08-9714005 5/2008
	1 m2 office space for rent, NIS 55 / m2 fully finished	NIS 55 / m2
Airport City	Shilav rented 7,400 m2 storage space	$9 / m2	GG Property Brokers Guy Gritzman 05472339610

7.	Calculation of the estimated rent :

7.1	The property that is the subject of this opinion has 3 principle components with respect to estimating the appropriate rent:

First component	–	Fully finished, built areas designed for storage, interior height ranging from 7-14 m.

Second component	–	Fully finished, built areas designed for office use.

Third component	–	Empty, vacant land, partially developed, designed to fulfill two functions:

In the short term to be used as land for open storage and parking.

In the long term to serve as a reserve for the future expansion of the plant.

In estimating the appropriate rent regarding the first component, a basic rental of NIS 38 / m2 was taken into account for a fully finished warehouse, with an average interior height of 7-9 m.

In estimating the appropriate rent for the second component, a basic rental of NIS 44 per square meter was taken into account for fully finished office space.

In estimating the appropriate rent for the third component, rent of NIS 7 / m2 was taken into account for empty, vacant land, partially developed, that includes asphalt / sub-base course, fencing and lighting.

7.2	Following is the calculation:

A.	Appropriate rent for storage areas:

	Area in m2	Equivalent coefficient	Total equivalent area

Warehouses 14 m. high	11,500	1.15	13,225
Warehouses 7-9 m. high	6,600	1	6,600
Guard's booth	20	1	20
Total equivalent area			19,845
Appropriate rent per m2 for full finished premises adapted to lessee's requirements			NIS 38.0
			NIS 754,110.0

B.	Appropriate rent for office space and stores (shops) :

	Area in m2	Equivalent coefficient	Total equivalent area

Offices	2,650	1	2,650
Operating offices	400	1	400
Store	150	1.2	180
Total			3,230
Appropriate rent per m2 for fully finished premises adapted to lessee's requirements			NIS 44.0
			NIS 142,120.0

C.	Appropriate rent for vacant, empty land, partially developed (asphalt / sub-base, fences and lighting):

Depending on the proposed construction, there is a reserve of vacant land as follows:

The entire south-west plot, with area of	14,676	m2 land
Relative part of the eastern plot with an area of	14,104	m2 land
Total area of empty, vacant land	28,780	m2 land

	Area in m2	Rent per m2	Total monthly rent

Empty land for storage	28,780	NIS 7.0	NIS 201,460.0

Summary of appropriate rent:

Section	Type	Appropriate monthly rent

A	Storage space	NIS 754,110.0
B	Office space	NIS 142,120.0
C	Vacant, empty land	NIS 201,460.0
Total monthly rent		NIS 1,097,690.0

In round figures, the appropriate monthly rent for a finished property ready for use is estimated in the region of NIS 1,100,000 / month, excluding VAT.

8.	Valuation :

Taking note of the location of the property (Block 5897, parcel 21, Modi’in Employment Zone), its size and all the other aforementioned data and information, and taking into account the value of similar, relevant properties –

It seems reasonable to estimate the appropriate rent for a property which in the future will be ready and available for use, fully finished and adapted to the lessee’s requirements, at within the region of NIS 1,100,000 / month, excluding VAT.

The site is vacant and available, free of any possession, debt and lien at the effective date of this opinion.

During negotiations between the lessee and the lessor, there may be a deviation of up to 10% in the absolute values of the rent specified above, as generally accepted during such negotiations.

The report was prepared in accordance with the Real Estate Appraisers’ Regulations (professional ethics) and in accordance with the professional rules of the Israel Real Estate Appraiser’s Bureau, 1998.

And in witness whereof, we have set our hand,

Yehezkel Nahum	Israel Jacob
(official stamp)	(official stamp)
Real Estate Appraiser	Real Estate Appraiser